Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

December 23, 2021

VIA EDGAR SUBMISSION – FORM DEL AM

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey, Esq.

Re:	Delaying Amendment for Virtus Opportunities Trust
Response to Staff Comments on N-14 – Registration Statement Under the Securities Act of 1933
File No. 333-261341

Dear Ms. Dubey:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Virtus Opportunities Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-261341) relating to the reorganizations of series of Stone Harbor Investment Funds. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 24, 2021 (Accession No. 0001104659-21-143538) and was scheduled to go effective December 24, 2021, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Washington and the District of Columbia on the 23nd day of December, 2021.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (202) 346-4309.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc.